FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces Nomination of Members of Board of Directors

2.	Nomura Announcement on Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 14, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces Nomination of Members of Board of Directors

Tokyo, May 14, 2008—Nomura Holdings, Inc. today announced that its Board of Directors resolved to submit a proposal to the 104th Ordinary General Meeting of Shareholders to be held on June 26, 2008, for the following eleven nominees to be elected to the Board of Directors, in accordance with a resolution by the Nomination Committee on May 14, 2008.

Board of Directors Nominees

Junichi Ujiie	Reappointment

Kenichi Watanabe	New appointment	President and CEO, Nomura Holdings, Inc.

Takumi Shibata	New appointment	Deputy President and COO, Nomura Holdings, Inc.

Masaharu Shibata*	Reappointment	Chairman of NGK Insulators, Ltd.

Hideaki Kubori*	Reappointment	Chairman of Hibiya Park Law Offices; Attorney at Law

Haruo Tsuji*	Reappointment	Corporate Advisor of Sharp Corporation

Fumihide Nomura	Reappointment

Tsuguoki Fujinuma*	New appointment	Former Chairman and President of the Japanese Institute of Certified Public Accountants; Certified Public Accountant

Masahiro Sakane*	New appointment	Chairman of the Board, Komatsu Ltd.

Masanori Itatani	Reappointment

Yoshifumi Kawabata	New appointment	Advisor, Nomura Holdings, Inc. (Former President of Nomura Babcock & Brown Co., Ltd.)

*	Outside Director nominee

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Nomura Announcement on Stock Options (Stock Acquisition Rights)

Tokyo, May 14, 2008—Nomura Holdings, Inc. (“the Company”) today announced that at a Board of Directors Meeting held earlier today it was decided to submit a proposal to the 104th Ordinary General Meeting of Shareholders that in accordance with provisions of Articles 236, 238, and 239 of the Companies Act of Japan, upon the issuance of stock acquisition rights under stock option to executives (directors, executive officers), and employees of subsidiaries of the Company, the Ordinary General Meeting of Shareholders approve the arrangement whereby the determination of solicitation plan will be delegated to the Board of Directors of the Company or to executive officers designated by a resolution by the Board of Directors.

1.	Outline of stock acquisition rights to be issued as stock options to executives and employees of subsidiaries

Two types of stock acquisition rights (“Stock Acquisition Rights”) are to be issued.

Stock Option A Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be determined based on the market price of the common stock of the Company, and therefore qualify as stock acquisition rights under the tax system of Japan.

Stock Option B Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be one (1) yen per share.

The Stock Option B Plan will have the same economic effect as restricted stocks. Accordingly, the exercise price will be one yen and a non-exercise period of two (2) years form the determination of solicitation plan has been set. Grantees who leave the company of their own accord before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights. These stock options will be granted in lieu of a portion of cash compensation, making for a quasi-deferred payment to link compensation to the Company’s stock price. This will be an effective means to retain talented personnel over the medium- to long-term and link a portion of compensation to the Company’s stock price. If the Company’s stock price rises, grantees’ compensation will also increase, thereby making it possible to align interests with shareholders. The use of stock acquisition rights as stock options is commonplace in Europe and the United States. If this system is not used, cash payments for compensation will increase.

2.	Reasons why it is necessary to solicit persons to subscribe for acquisition rights

By linking a portion of compensation for executives and employees of subsidiaries of the Company, interests can be aligned with shareholders and a common incentive to improve performance across Nomura Group can be created for executives and employees working in different divisions and geographic regions. Accordingly, the two types of stock acquisition rights, Stock Option A Plan and Stock Option B Plan, are being issued to executives and employees of subsidiaries of the Company to retain talented personnel and improve business performance. Issuance will be determined by executive officers of the Company following appropriate deliberation by the Compensation Committees of each subsidiary of the Company regarding profit levels of the subsidiary and the contribution and compensation levels of executives and employees.

3.	Maximum number of stock acquisition rights that can be issued through solicitation plan authorized by resolution at the Ordinary General Meeting of Shareholders

By resolution at the Ordinary General Meeting of Shareholders, the maximum aggregate number of stock acquisition rights that can be issued in Stock Option A Plan and Stock Option B Plan is 175,000, the same number as last year.

In addition, the maximum aggregate number of shares of common stock of the Company that can be issued through exercise of the stock acquisition rights for Stock Option A Plan and Stock Option B Plan is a combined total of 17,500,000 (0.89% of outstanding shares), also the same as last year. The breakdown for Stock Option A Plan and Stock Option B Plan is as outlined below.

3.1	Maximum number of stock acquisition rights for Stock Option A Plan

Maximum number of stock acquisition rights

A maximum of 25,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise if the stock acquisition rights is 2,500,000. However, in accordance with 5 (1) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 25,000 stock acquisition rights for Stock Option A Plan was authorized for last fiscal year and a total of 20,160 stock acquisition rights had been issued as of April 30, 2008. The Company proposes to once again authorize a maximum of 25,000 stock acquisition rights in order to use as incentives for executives and employees of subsidiaries of the Company.

3.2	Maximum number of stock acquisition rights for Stock Option B Plan

Maximum number of stock acquisition rights

A maximum of 150,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise if the stock acquisition rights is 15,000,000. However, in accordance with 5 (2) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 150,000 stock acquisition rights for Stock Option B Plan was authorized for last fiscal year and a total of 94,674 stock acquisition rights had been issued as of April 30, 2008.

Stock Option B Plan is effective in controlling payments of cash compensation and is becoming established within the Group as a means to retain talented personnel principally in international operations over the medium- to long-term as equity-linked compensation is commonplace outside Japan. To enhance its international strategy, the Company will make effective use of Stock Option B Plan as a means to hire and retain talented personnel.

Further, in regards to stock acquisition rights exercised during the 104th term, treasury stocks were issued in lieu of issuing new shares.

* As of March 31, 2008, Nomura Holdings had 57,886,944 shares as treasury stock.

4.	Payment of moneys shall not be required for Stock Acquisition Rights.

5.	Contents of Stock Acquisition Rights

(1) Contents of Stock Acquisition Rights under Stock Option A Plan

(i) Number of Shares under Stock Acquisition Rights

The number of shares under a Stock Acquisition Right (the “Number of Shares Granted under a Stock Acquisition Right”) shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common stock of the Company; the same shall apply hereinafter) or consolidated after the allotment of the Stock Acquisition Rights, the number of shares granted under the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the Number of Shares Granted under a Stock Acquisition Rights is required, the Company may appropriately adjust the Number of Shares Granted under a Stock Acquisition Rights to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition rights, or the method of calculating such value

The value of assets to be financed upon the exercise of the Stock Acquisition rights shall be the amount per share to be issued or transferred by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares Granted under a Stock Acquisition Rights. The Exercise Price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the Stock Acquisition Rights (excluding dates on which no trade is made) are allotted or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

If the shares are split or consolidated after the allotment of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	1
Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid-in Amount per Share
Market Price per Share
Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed of,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the Exercise Price is required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(iii) Exercise Period for the Stock Acquisition Rights

The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date. In principle, the stock acquisition rights may not be exercised for two years subsequent to the determination of the details of the stock acquisition right.

(iv) Matters Concerning Capital and Capital Reserves that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

(a) The amount by which the capital will increase if shares are issued by the exercise of the Stock Acquisition rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 40(1) of the Corporate Calculation Rules, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

(b) The amount by which capital reserves will increase if shares are issued by the exercise of the Stock Acquisition rights shall be the amount of the limit on increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

(v) Restriction on the Acquisition of Stock Acquisition Rights by Transfer

Approval by the Board of Directors shall be required for the acquisition of Stock Acquisition Rights by transfer.

(vi) Events for Acquisition of Stock Acquisition Rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(vii) Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.

(viii) Other Conditions for the Exercise of the Stock Acquisition Rights

(a) Partial exercise of the respective stock acquisition rights shall not be possible.

(b) Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(2) Contents of Stock Acquisition Rights under Stock Option B Plan

(i) Number of Shares under the Stock Acquisition Right

Same as Stock Option A Plan.

(ii) Value of assets financed upon the exercise of the Stock Acquisition Rights, or the method for calculating such

The Exercise Price shall be 1 yen, multiplied by the Number of Shares Granted under a Stock Acquisition Rights.

(iii) ~ (viii) Same as Stock Option A Plan.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.